Exhibit 99.1
TD Bank Financial Group to Issue $750 Million of TD Capital Trust IV Notes

Toronto, September 8, 2009 - The Toronto-Dominion Bank (“TDBFG”) announced today that TD Capital Trust IV (the “Trust”), a subsidiary of TDBFG, and TDBFG have entered into an agreement with a syndicate of underwriters led by TD Securities Inc. for an issue of $750,000,000 TD Capital Trust IV Notes - Series 3 due June 30, 2108 (“TD CaTS IV - Series 3 Notes”).  The TD CaTS IV - Series 3 Notes are subordinated, unsecured debt obligations of the Trust and are expected to qualify as Tier 1 Capital of TDBFG.  Any Tier 1 Capital raised by TDBFG over the 15% regulatory limit will temporarily be counted as Tier 2B Capital.  The expected closing date is September 15, 2009.

From the date of issue to, but excluding, June 30, 2021, interest on the TD CaTS IV - Series 3 Notes is payable semi-annually at a rate of 6.631% per year.  Starting on June 30, 2021, and on every fifth anniversary thereafter until June 30, 2106, the interest rate on the TD CaTS IV - Series 3 Notes will reset as described in the prospectus.

On or after December 31, 2014, the Trust may, at its option and subject to certain conditions, redeem the TD CaTS IV - Series 3 Notes, in whole or in part.

In certain circumstances, the TD CaTS IV - Series 3 Notes and interest thereon may be automatically exchanged for, or paid by the issuance of, non-cumulative Class A first preferred shares of TDBFG.

The TD CaTS IV - Series 3 Notes will not be listed on any stock exchange.

The Trust and TDBFG intend to file a prospectus supplement with the securities regulators in each of the provinces and territories of Canada with respect to the offering of the TD CaTS IV - Series 3 Notes.

The TD CaTS IV - Series 3 Notes have not been and will not be registered under the United States Securities Act of 1933, as amended, or under any state securities laws, and may not be offered, sold or delivered, directly or indirectly, in the United States of America.  This press release shall not constitute an offer to sell or solicit to buy such securities in the United States.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group is the sixth largest bank in North America by branches and serves approximately 17 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth and TD Bank, America’s Most Convenient Bank; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 5.5 million on-line customers. TD Bank Financial Group had CDN$545 billion in assets as of July 31, 2009. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For further information: Nick Petter, Media Relations, (416) 308-1861.